

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 27, 2009

Henry G. Schopfer, III
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

        RE: PMFG, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2008
              Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and
              December 31, 2008
              File No. 1-34156

Dear Mr. Schopfer:

       We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Our ability to operate effectively could be impaired if we fail to attract and retain key personnel, page 17

2. The disclosure that PMFG does not have employment contracts with each of its executive officers appears inconsistent with disclosure on page 91 that PMFG has employment agreements with three of its named executive officers. Please reconcile the disclosures.

Liquidity and Capital Resources, page 39

3. On page 16, you indicate that your debt agreements contain covenants including a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum net worth requirement. Please include this information in an audited footnote, since such information is more detailed than currently provided in Note J. In addition, if it ever becomes reasonably likely that you may not comply with a significant covenant(s), please disclose the required ratio(s)/requirement(s) as well as the actual ratio(s)/requirement(s) as of each reporting date. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Financial Statements

Note C. Concentration of Credit Risk, page 61

4. Please disclose the names of any customers which in the aggregate constituted 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Note G. Property, Plant & Equipment, page 66

5. Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

Compensation Program Review, page 87

6. It appears that your compensation programs target your executives' compensation to that of a peer group of companies. In future filings, please disclose where actual payments fell within benchmarked parameters as well as the peer

companies for each element of compensation. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Incentive Awards, page 93

7. Please disclose each named executive officer's specific business unit performance objectives and metrics.

Form 10-Q for the Quarterly Period Ended December 31, 2008

General

8. Please address the comments above in your interim Form 10-Q as well.

9. Please provide us a supplemental update on the Office of Foreign Assets Control's response to Burgess-Manning, Inc.'s disclosure. Additionally, notwithstanding your October 14, 2008 response to our Office of Global Security Risk's September 26, 2008 letter, please supplementally provide us the total amount of your direct and indirect sales to Iranian customers in the prior and current fiscal quarters.

Financial Statements

8. Commitment and Contingencies, page 15

10. We note that you are being sued by Martin-Manatee Power Partners for breach of contract and express warranty, breach of implied warranty and indemnification. However, you indicate that you believe that Martin-Manatee Power Partners' claims are without merit and you intend to vigorously defend this suit. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of this lawsuit. Please tell us and revise future filings, to disclose the following:

- the amount of any accrual, if necessary for an understanding of the contingency;
- the range of reasonably possible loss, or;
- State that such a loss cannot be estimated.

If you believe that a loss is remote, please explain in your response. If you believe that you cannot estimate the loss, please explain considering that MMPP has alleged an amount of loss, as disclosed on page 26 of your Form 10-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant